Hunter Taubman Weiss

17 State Street, Suite 2000

New York, New York 10004

(212) 732-7184 Fax: (212) 202-6380

E-mail: rschmierer@htwlaw.com

December 19, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Jpak Group, Inc.
Amendment No. 8 on Registration Statement on Form S-1
File No. 333-164100

Dear Sir or Madam:

We are counsel to Jpak Group, Inc. (“Jpak”). On behalf of our client, enclosed herewith please find Post Effective Amendment No. 8 to Jpak’s Registration Statement as filed on Form S-1on this same date. Please be advised that the initial Registration Statement was filed on December 31, 2009 and Pre Effective Amendment No. 1 was filed on January 11, 2010, which was declared effective on February 8, 2010. Post Effective Amendment No. 1 to Jpak’s Registration Statement was filed on February 25, 2010 and was declared effective on March 15, 2010. Post Effective Amendment No. 2 was filed on April 9, 2010 and was declared effective on April 26, 2010. Post Effective Amendment No. 3 was filed on May 27, 2010 and was declared effective on June 11, 2010. Post Effective Amendment No. 4, No. 5 and No. 6 were filed on November 5, 2010, December 23, 2010 and January 14, 2011 respectively, but were not declared effective. Post Effective Amendment No. 7 was filed on June 20, 2011 and was declared effective on July 27, 2011.

We are filing this Amendment to conform our disclosures in the Registration Statements to our Form 10-Q for the quarter ended September 30, 2011, which we filed on November 14, 2011.

We respectfully request that this post-effective amendment be declared effective immediately or as soon as practicable.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/ Rachael Schmierer
Rachael Schmierer

Enclosures